UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549


					SCHEDULE 13G

			Under the Securities Exchange Act of 1934
				(Amendment No. ___________)*

				    CARMIKE CINEMAS INC.
				      (Name of Issuer)

                                 COMMON STOCK $.03 par value
 				(Title of Class of Securities)

					  143436400
				        (CUSIP Number)

				     Bigfoot Ventures Ltd.
				   2/f Beautiful Group Tower
				    74-77 Connaught Road
				     Central, Hong Kong
					+852-2545-7000
			            U.S. Tel: 212-327-1654

  	         	(Name, Address and Telephone Number of Person
		       Authorized to Receive Notices and Communications)


					October 29, 2008
		 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
 Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

-------------------------------------------------------------------------------
 1. 	Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

	Bigfoot Ventures Ltd.
-------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group
(See Instructions) :  Not Applicable
-------------------------------------------------------------------------------
 3. 	SEC Use Only
-------------------------------------------------------------------------------
 4. 	Citizenship or Place of Organization:  British Virgin Islands
-------------------------------------------------------------------------------
				Sole Voting Power
Number of		5
			        1,731,400 shares
Shares		-----------------------------------------------------

Beneficially		 	Shared Voting Power
			6
Owned by				0
		-----------------------------------------------------
		        	Sole Dispositive Power
Each Reporting	        7
				1,731,400
		-----------------------------------------------------
Person With		        Shared Dispositive Power

			8		0
-------------------------------------------------------------------------------

9. Aggregate Amount Beneficially Owned by Each Reporting
Person			1,731,400
-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See Instructions)
-------------------------------------------------------------------------------
11.	Percent of Class Represented by Amount in Row (9)

	Approximately 13.495% as of the date of filing.
-------------------------------------------------------------------------------
12.	Type of Reporting Person (See Instructions)

	CO
-------------------------------------------------------------------------------
Item 1.

Name of Issuer:  CARMIKE CINEMAS INC.

 (b) Address of Issuer's Principal Executive Offices:

1301 First Avenue
Columbus, Georgia 31901
--------------------------------------------------------------------------------
Item 2.

(a) Name of Person Filing
(b) Address of Principal Business Office or, if none, Residence
(c) Citizenship

			Bigfoot Ventures Ltd.
			2/F Beautiful Group Tower
			74-77 Connaught Road, Central
			Hong Kong, SAR

			British Virgin Islands

 (d) Title of Class of Securities

		Common Stock

(e) CUSIP Number 143436400




-------------------------------------------------------------------------------
 Item 3.	If this statement is filed pursuant to Sec. 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

 (a) [   ] Broker or dealer registered under section 15 of
	the Act (15 U.S.C. 78o).

 (b) [   ] Bank as defined in section 3(a)(6) of
	the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) [   ] An investment adviser in accordance with
	Section 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [   ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [X]


--------------------------------------------------------------------------------

Item 4.	Ownership:

	Bigfoot Ventures Ltd.

  (a) Amount beneficially owned: 1,731,400


  (b) Percent of class: Approximately 13.495%.



  (c) Number of shares as to which the person has:

      (i) Sole power to vote or to direct the vote:  1,731,400

      (ii) Shared power to vote or to direct the vote:  0.

      (iii) Sole power to dispose or to direct the disposition of:  1,731,400

      (iv) Shared power to dispose or to direct the disposition of: 0.

--------------------------------------------------------------------------------



Item 5.	Ownership of Five Percent or Less of a Class:

 	Reporting Person owns approximately 13.495% of Common Stock

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following [   ].

--------------------------------------------------------------------------------

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

	Not Applicable
--------------------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

	Not Applicable.
-------------------------------------------------------------------------------

Item 8. Identification and Classification of Members of the Group

	Not Applicable.
-------------------------------------------------------------------------------

Item 9. Notice of Dissolution of Group

	Not Applicable.
-------------------------------------------------------------------------------

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 7th day of November 2008.


/s/Bigfoot Ventures Ltd./s/
-------------------------------
by: Michael J.G. Gleissner